UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Houlihan Lokey, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

441593100

(CUSIP Number)

Christopher M. Crain, Esq.
General Counsel
10250 Constellation Blvd., 5th Floor
Los Angeles, CA 90067
Telephone: (310) 788-5200

Copy to:

Steven B. Stokdyk, Esq.
Latham & Watkins LLP
355 S. Grand Avenue

Los Angeles, CA 90071
Telephone: (213) 485-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 441593100

1.	Name of Reporting Person: HL Voting Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 31,937,114(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,937,114(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 48.6% (2)
14.	Type of Reporting Person: OO

(1)

Based upon (i) 25,504,977 shares of Class B common stock subject to the HL Voting Trust , and (ii) 6,432,137 shares of common stock owned directly by ORIX HLHZ Holding LLC (“HLHZ”), comprised of 5,768,214 shares of Class B common stock and 663,923 shares of Class A common stock, each as of August 20, 2018.

(2)	Based upon (i) 34,491,130 shares of Class A common stock, and (ii) 31,273,191 shares of Class B common stock, outstanding as of August 20, 2018.

CUSIP No.: 441593100

1.	Name of Reporting Person: Scott L. Beiser
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 31,937,114(1)
	9.	Sole Dispositive Power: 1,003,155
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,937,114(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 48.6% (2)
14.	Type of Reporting Person: OO, IN

(1)

Based upon (i) 25,504,977 shares of Class B common stock subject to the HL Voting Trust , and (ii) 6,432,137 shares of common stock owned directly by ORIX HLHZ Holding LLC (“HLHZ”), comprised of 5,768,214 shares of Class B common stock and 663,923 shares of Class A common stock, each as of August 20, 2018.

(2)	Based upon (i) 34,491,130 shares of Class A common stock, and (ii) 31,273,191 shares of Class B common stock, outstanding as of August 20, 2018.

CUSIP No.: 441593100

1.	Name of Reporting Person: Irwin N. Gold
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 31,937,114(1)
	9.	Sole Dispositive Power: 1,454,931
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,937,114(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 48.6% (2)
14.	Type of Reporting Person: OO, IN

(1)

Based upon (i) 25,504,977 shares of Class B common stock subject to the HL Voting Trust , and (ii) 6,432,137 shares of common stock owned directly by ORIX HLHZ Holding LLC (“HLHZ”), comprised of 5,768,214 shares of Class B common stock and 663,923 shares of Class A common stock, each as of August 20, 2018.

(2)	Based upon (i) 34,491,130 shares of Class A common stock, and (ii) 31,273,191 shares of Class B common stock, outstanding as of August 20, 2018.

Explanatory Note

This Amendment No. 10 to Schedule 13D (this “Amendment”) is filed to amend the Schedule 13D (the “Initial Schedule”) filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2015 by the HL Voting Trust (the “HL Voting Trust”), Scott L. Beiser, Irwin N. Gold and Robert H. Hotz, as subsequently amended on December 7, 2016 and refiled in its entirety on February 10, 2017, which was further amended on February 18, 2017, March 17, 2017, April 5, 2017, June 2, 2017, November 8, 2017, March 22, 2018, April 5, 2018 and June 6, 2018 (the Initial Schedule as amended, the “Schedule”), to reflect a reduction in deemed beneficial ownership of shares held by the HL Voting Trust, due primarily to sales by HLHZ, and to report the execution of a waiver to the Stockholders’ Agreement.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule is hereby amended and supplemented by the addition of the following:

Since Amendment No. 9 filed on June 6, 2018, there also was a net decrease of 141 shares of Class B common stock in the HL Voting Trust, due to (i) the conversion of 15,400 shares of Class B common and subsequent charitable donation of the 15,400 shares of Class A common stock by Scott Beiser, (iii) the forfeiture of 11,903 shares of Class B common stock in connection with terminations of employment, and (iv) the grant of 27,162 shares of unvested Class B common stock under the Issuer’s 2016 Equity Plan.

Item 4.	Purpose of Transaction

Item 4 of the Schedule is hereby amended and supplemented by the addition of the following:

Pursuant to the Stockholders’ Agreement, prior to the fifth anniversary of the Issuer’s IPO, so long as HLHZ’s Post-IPO Percentage Ownership (as defined in the Stockholders’ Agreement) was 10% or greater, HLHZ had the right to recommend three director nominees to the board of directors of the Issuer. As a result of recent sales of Class A common stock by HLHZ, HLHZ’s Post-IPO Percentage Ownership decreased below 10%, as a result of which the number of director nominees that HLHZ is entitled to recommend pursuant to the Stockholders’ Agreement was reduced from three to one and the number of director nominees that the trustees of the HL Voting Trust are entitled to recommend was increased from five to seven.

On August 13, 2018, the Issuer, HLHZ and the trustees of the HL Voting Trust entered into a waiver agreement pursuant to which the Issuer and the trustees of the HL Voting Trust waived the provision of the Stockholders’ Agreement requiring HLHZ to take all actions necessary to cause three of the HLHZ-designated directors to tender their resignations within five business days of HLHZ’s holdings dropping below 10%, and HLHZ agreed to take all actions necessary to cause such directors to tender their resignations within one business day of receiving a written request from the trustees of the HL Voting Trust to do so. Such waiver incorporated and replaced a prior waiver, dated November 3, 2017, with respect to one HLHZ-designated director, which was entered into following the reduction of HLHZ’s Post-IPO Percentage Ownership below 20%. The trustees of the HL Voting Trust are considering potential director candidates to replace the three HLHZ-designated directors that are the subject of the waiver and plan to request HLHZ to cause these designated directors to tender their resignation once, and to the extent, they have identified respective nominees for their replacement and/or the Issuer determines to reduce the size of the board of directors to eliminate any such vacancies.

For a more complete description of the Stockholders’ Agreement, as well as to the other rights of, and restrictions on, the Issuer that are impacted by HLHZ’s Post-IPO Percentage Ownership being less than 10%, reference is made to the full text of the Stockholders’ Agreement, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 21, 2015.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and 5(b) are hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons is set forth below:

	HL Voting Trust		Scott L. Beiser		Irwin N. Gold
Amount beneficially owned:	31,937,114	(1)	31,937,114	(1)	31,937,114	(1)
Percent of class:	48.6	%(2)	48.6	%(2)(3)	48.6	%(2)(4)
Sole power to vote or to direct the vote:	0		0		0
Shared power to vote or to direct the vote:	31,937,114	(1)	31,937,114	(1)	31,937,114	(1)
Sole power to dispose or to direct the disposition of:	0		1,003,155	(3)	1,454,931	(4)
Shared power to dispose or to direct the disposition of:	0		0		0

(1)

Pursuant to the Voting Trust Agreement, Messrs. Beiser and Gold as Trustees have voting control over the shares held by the Voting Trust, but dispositive power over only those shares which each directly owns. Based upon (i) 25,504,977 shares of Class B common stock subject to the HL Voting Trust and (ii) 6,432,137 shares of common stock owned directly by HLHZ, comprised of 5,768,214 shares of Class B common stock and 663,923 shares of Class A common stock, each as of August 20, 2018.

(2)	Based upon (i) 34,491,130 shares of Class A common stock, and (ii) 31,273,191 shares of Class B common stock, outstanding as of August 20, 2018.
(3)

Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Beiser retains dispositive control over the 1,003,155 shares of Class B common stock he owns (the “Beiser Shares”), which represents a dispositive power beneficial ownership percentage of 2.8% of the Issuer’s Class A common stock. The Beiser Shares include 58,367 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(4)

Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Gold retains dispositive control over 1,454,931 shares of Class B common stock (the “Gold Shares”), which represents a dispositive power beneficial ownership percentage of 4.0% of the Issuer’s Class A common stock. The Gold Shares include 43,728 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Power of Attorney of Scott L. Beiser (incorporated by reference to Exhibit 99.2 of Schedule 13D filed August 28, 2015)

99.3	Power of Attorney of Irwin N. Gold (incorporated by reference to Exhibit 99.3 of Schedule 13D filed August 28, 2015)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2018

HL VOTING TRUST:

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser, Trustee

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold, Trustee

SCOTT L. BEISER (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser

IRWIN N. GOLD (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold